Exhibit 99.1

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC   V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

August 30, 2007

Item 3.	PRESS RELEASE

August 30, 2007 - Vancouver, Canada and Deerfield, Illinois, USA

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced that the U.S. Food and Drug Administration (FDA) has requested that Astellas and Cardiome participate in a panel review to be conducted by the Cardiovascular and Renal Drugs Advisory Committee on December 11-12, 2007.  The New Drug Application (NDA) for the intravenous formulation of vernakalant hydrochloride, an investigational new drug for the acute conversion of atrial fibrillation, will be reviewed as part of a two-day meeting regarding therapies for acute conversion of heart arrhythmias.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Robert W. Rieder
Title:	Chief Executive Officer
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 30th day of August, 2007.

CARDIOME PHARMA CORP.

Per:	“Bob Rieder”
Robert W. Rieder,
Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.